Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23           A Publicly-Held Listed Company           NIRE 35300010230

ANNOUNCEMENT OF RELATED-PARTY TRANSACTION

In compliance with the provisions of Annex F to CVM Instruction No. 80/22, Itaú Unibanco Holding S.A. (“Company”) informs its stockholders and the market in general the related-party transaction as follows:

Parties	Itaú Unibanco S.A. (“Itaú Unibanco”), TBNet Comércio, Locação e Administração Ltda. (“TBNet”) and Tecnologia Bancária S.A. (“TecBan”).
Relation with the Company	Itaú Unibanco is a wholly-owned subsidiary of the Company. TBNet is controlled by Tecnologia Bancária S.A. (“TecBan”), a company with capital held by a number of financial institutions and in which the Company holds an indirect equity interest of approximately 28%.
Subject-matter and main terms and conditions

Itaú Unibanco has developed the Projeto Novo Autoatendimento (New Customer Self-Service Project) at the Branch Network, focused on renovating its ATM facilities to improve operational efficiency and enhance customer satisfaction. Efficiency is brought by reducing the operating time spent in handling cash deposit envelopes, opening the safe box and filling up the RATMs (Cash Recycling ATMs), and from migrating the deposit from the Branch ATM to the RATMs.

TBNet is TecBan’s telecom operator, offering integrated solutions for the retail banking and financial market segments, the provision of services and rental of RATMs included.

In this context, the transaction consists in a contract for the rental of 1,015 RATMs and 1,685 extra cassettes (place where cash is stored in ATMs) with TBNet and 725 RATMs and 1,202 spare cassettes with TecBan, and it is important to point out that the leasing scenario presents better cash flow for Itaú Unibanco.

For the engagement of this service, a bidding process was carried out with the involvement of four suppliers, with TBNet and TecBan submitting the most advantageous conditions in the equipment rental vs. RATMs purchase scenario, as compared with the other bidders.

The proposal was priced based on the unit values of RATMs and extra cassettes. The total contract amount if R$204,743,195.21, of which R$116,311,144.00 with TBNet and R$88,432,051.21 with TecBan.

This contract is effective for 15 years, with an onsite one-year warranty for the RATMs, predetermined legal conditions, the reuse of the balance in the event of early termination; it provides no adjustment to the contract value throughout its duration and is complementary to the contracts entered into with TBNet on January 17, 2022 and July 8, 2022, also disclosed to the market, due to increased demand.

Transaction date	March 28, 2023
Detailed justification of the reasons why the Company’s management considers that the transaction was conducted under commutative conditions or provides for proper compensation

The Company’s management understands that the transaction has been carried out under arm’s length conditions, on the grounds that a bidding process has been carried out for its engagement, in accordance with the procedures of Itaú Unibanco’s procurement department.

The engagement process has followed the rules provided for in the Company’s Transactions with Related Parties Policy, including approval from the Related Parties Committee, which is entirely composed of the Company’s independent members.

Any participation of the counterparty, its partners or managers in the Company’s decision-making process with respect to the transaction or negotiation of the transaction as representatives of the Company, describing this participation	Not applicable.

São Paulo (SP), April 4, 2023.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence